Exhibit 99.74

MAVERIX METALS ANNOUNCES RECORD FINANCIAL RESULTS FOR 2017

April 27, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce its record operating and financial results for the fourth quarter and year ended December 31, 2017.

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter and year ended December 31, 2017, available on SEDAR (www.sedar.com) or the Company’s website (www.maverixmetals.com).

All dollar amounts are in Canadian dollars unless otherwise indicated.

Fourth Quarter 2017 Highlights

•                  Record quarterly revenue of $7.1 million;

•                  Record operating cash flow of $5.3 million, excluding changes in non-cash working capital(1);

•                  Record attributable gold equivalent ounces sold of 4,361 ounces(1);

•                  Average cash cost per attributable gold equivalent ounce of $151 resulting in cash operating margins of $1,476 per ounce(1);

•                  Net income of $1.1 million; and

•                  Acquisition from a third party of a pre-existing 2.0% net smelter return (“NSR”) royalty on the Karma gold mine in Burkina Faso, operated by Endeavour Mining Corporation.

Full Year 2017 Highlights

•                  Revenue of $19.5 million;

•                  Operating cash flow of $14.6 million, excluding changes in non-cash working capital(1);

•                  Attributable gold equivalent ounces sold of 11,965 ounces(1);

•                  Average cash cost per attributable gold equivalent ounce of $166 resulting in cash operating margins of $1,466 per ounce(1);

•                  Net income of $2.7 million;

•                  Acquired four paying NSR royalties on mines located in the USA, Canada, Australia, and Burkina Faso, to end the year with nine paying royalties and one paying gold stream; and

•                  Completed a US$25 million strategic financing with CEF Holdings Limited, a joint venture between Li Ka-shing and CIBC, consisting of a US$20 million loan facility and a concurrent US$5 million private placement.

Dan O’Flaherty, President and CEO of Maverix, commented, “We are pleased with the Company’s exceptional first full year of operation. Throughout 2017, we continued to build and strengthen our portfolio by acquiring four paying NSR royalties, which will meaningfully enhance our cash generating platform. Additionally, we expect further growth in attributable gold equivalent ounces and revenues in 2018, as a number of our royalties are on underlying mines that are currently expanding production.”

Outlook

The Company is forecasting 2018 attributable gold equivalent production to be between 16,500 and 18,500 ounces based on the Company’s existing royalties and streams, which would represent an increase of approximately 40% to 50% over 2017 attributable production. Revenue for 2018 is expected to be between C$26 million to C$30 million with approximately 95% generated from gold and silver sales.

Royalty and Stream Asset Updates

•                  Moose River Consolidated: On March 5th, 2018, Atlantic Gold Corp. (“Atlantic Gold”) announced that commercial production had been achieved at the Moose River Consolidated mine located in Nova Scotia. Atlantic Gold has provided production guidance of 82,000 to 90,000 ounces of gold in 2018.(2)

Maverix owns a 3.0% NSR royalty on the Touquoy deposit at the Moose River Consolidated mine.

•                  Silvertip: On March 8th, 2018, Coeur Mining, Inc. announced that it had commenced production ahead of schedule at its Silvertip mine located in British Columbia. Mill throughput continues to ramp-up according to plan with commercial production expected to be achieved by mid-year.(3)

Maverix owns a 2.5% NSR royalty on the Silvertip mine.

•                  Florida Canyon: On March 19th, 2018, Rye Patch Gold Corp. (“Rye Patch”) announced that it entered into a business combination with Alio Gold Inc. (“Alio Gold”). The new company will have an improved balance sheet with $45 million in pro forma net cash as at December 31, 2017, which will support the advancement of Rye Patch assets, including the Florida Canyon mine located in Nevada. Alio Gold and Rye Patch have stated that the transaction is expected to close in late May assuming all conditions to the transaction are satisfied.(4)

Maverix owns a 3.25% NSR royalty on the Florida Canyon mine.

•                  Beta Hunt: On March 22nd, 2018, RNC Minerals (“RNC”) announced that it expects a fifth consecutive quarter of increased gold production in the first quarter of 2018 at its Beta Hunt mine located in Western Australia.(5)

Maverix owns a 6.0% gross revenue royalty and a 1.5% NSR royalty on gold production, plus a total of 1.5% NSR royalties on nickel production on the Beta Hunt mine.

(1) Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per attributable gold equivalent ounce and cash operating margin. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per ounce from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

(2) For more information on the Moose River Consolidated mine, please visit the Atlantic Gold Corp. website at www.atlanticgoldcorporation.com and refer to the news release dated March 5, 2018.

(3) For more information on the Silvertip mine, please visit the Coeur Mining, Inc. website at www.coeur.com and refer to the news release dated March 8, 2018.

(4) For more information on the Florida Canyon mine, please visit the Rye Patch website at www.ryepatchgold.com and refer to the news release dated March 19, 2018.

(5) For more information on the Beta Hunt mine, please visit the RNC Minerals website at www.rncminerals.com and refer to the news release dated March 22, 2018.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for the Company, and a “Qualified Person” under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and third party information

The disclosure herein and relating to properties and operations on the properties in which the Company holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Specifically, as a royalty or stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company’s royalty, stream or other interest. The Company’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.